Exhibit 99.1

Inspira™ to Publish HYLA™ Clinical Results in Fourth Quarter 2024

The clip-on HYLA™ blood sensor, designed to alert physicians of immediate signs of changes in a patient’s clinical condition without the need for intermittent actual blood samples, targets a potential $2.5 billion Point of Care testing and Arterial Blood Gas (ABG) analyzer market.

Ra’anana, Israel, August 28, 2024 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira” or the “Company”), a leader in life-support technology innovation, has announced plans to report clinical results for its new HYLA™ blood sensor in open-heart surgery patients. The clip-on HYLA™ sensor aims to alert physicians of changes in a patient’s condition without the need for intermittent actual blood samples. This real-time, continuous monitoring technology could be applicable in intensive care units and operating rooms.

Dagi Ben-Noon, CEO of Inspira Technologies, said, “We believe that both the medical community and the industry are highly interested in the HYLA™ blood sensor. That is why we anticipate that these clinical results will be a key milestone aligned with our long-term growth plans.”

Future Plans

Given the importance of HYLA™ blood monitoring technology, the Company is expanding its unique blood testing facilities. This effort seeks to accelerate and advance the development of HYLA™. The clinical study results for the first HYLA™ configuration are expected in the fourth quarter of 2024, with the Company aiming for a 510(k) submission to the U.S. Food and Drug Administration (the “FDA”) in early 2025. The first HYLA™ configuration is intended to integrate with the already FDA-cleared INSPIRA™ ART100 systems currently being produced for deployment this year.

In developing the HYLA™ Blood Sensor line, Inspira utilizes in-house lab testing as well as hospital collaborations for the purpose of clinical research and development. This approach has enabled to define the Blood Sensor’s materials and methods. While primarily designed for INSPIRA™ ART devices, plans are underway also to offer a variant of the Blood Sensor as a standalone device.

Inspira™ business overview

Inspira strives to transform the respiratory and life-support sectors by creating innovative oxygenation and blood monitoring technologies. Together, these advancements address an estimated $59 billion annual market opportunity.

Inspira aims to deploy the FDA-cleared INSPIRA™ ART100 system in top hospitals in the U.S. and Israel. The Company’s approach emphasizes working with partners who aim to expand their product offerings within the industry.

Inspira™ is steadily expanding and leading the development of the INSPIRA™ ART pipeline, which encompasses:

The HYLA™ blood sensor is a clip-on device designed for continuous, real-time monitoring of blood parameters.

The INSPIRA™ Cardi-ART is a portable device based on the INSPIRA™ ART (Gen 2), designed to oxygenate the brain for patients experiencing cardiac arrest.

INSPIRA™ ART (Gen 2), commonly referred to as the INSPIRA™ ART500, will feature the Company’s Adaptive Blood Oxygenation technology along with the HYLA™ blood sensor. This is being developed to continuously monitor the patient’s blood parameters in real-time, providing the necessary volume of oxygen directly into the bloodstream. By quickly boosting patient oxygen saturation levels within minutes, this technology could allow patients to stay awake during treatment. Consequently, it may enable treatments beyond intensive care units, potentially decreasing the dependence on mechanical ventilation systems that necessitate intubation and medically induced coma.

The Company’s INSPIRA™ ART100 system has obtained FDA 510(k) clearance for use in Cardiopulmonary Bypass procedures, along with the Israeli AMAR certification for both Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company is in the process of designing and developing additional products, such as the INSPIRA™ ART (Gen 2), the INSPIRA™ Cardi-ART portable modular device, and the HYLA™ blood sensor. These items have not yet been tested on humans or received approval from any regulatory agencies. Any stated timeline for the clinical results is subject to the success the Company has with the recruitment of patients, data collection, and the time it takes to perform such date analysis.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses that the contingent factors with regards to the timing and potential success of the clinical study, the potential size of the point of care testing and arterial blood gas analyzer market, its plan and timeline to report internal clinical results for the HYLA blood sensor and submit a 510(k) application to the FDA for it, that the Company anticipates that the clinical results for the HYLA blood sensor will be a key milestone aligned with its long-term growth plans and that it intends to integrate the HYLA blood sensor into its INSPIRA ART100 systems. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov.

Contact:

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